UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	31 October 2018

Release Number	21/18

BHP completes sale of Onshore US assets

BHP has completed the sale of its interests in the Eagle Ford, Haynesville and Permian Onshore US oil and gas assets to BP America Production Company (a subsidiary of BP Plc) (BP) for a gross consideration of US$10.5 billion.

BP paid one-half of the gross consideration at completion (less customary completion adjustments of US$0.2 billion), with the balance (deferred consideration) being payable in six equal instalments over a six month period, the first instalment to be paid one month after completion. Payment of the deferred consideration is not subject to any conditions.

As announced on 28 September 2018, BHP has completed the sale of its Fayetteville Onshore US gas assets for a consideration of US$0.3 billion.

Net proceeds (after tax and post customary transaction costs) of the sale of BHP’s entire interests in the Eagle Ford, Haynesville, Permian and Fayetteville Onshore US assets are US$10.4 billion. BHP is committed to returning these net proceeds to shareholders, and will make a further announcement on 1 November 2018 as to the form and timing of distribution of the proceeds.

As part of the transaction, BHP will provide certain transitional services to BP for up to nine months following completion.

About the Eagle Ford, Haynesville and Permian Onshore US oil and gas assets

The Eagle Ford, Haynesville and Permian fields comprise approximately 512,000 net acres1 where BHP produces oil, gas and natural gas liquids that are sold domestically in the United States via connections to intrastate and interstate pipelines and internationally through the export of processed condensate. In the 2018 financial year, these assets produced 58.8 million barrels of oil equivalent.

[1]	BHP 2018 Annual Report.

Further information on BHP can be found at bhp.com

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 31, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary